UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 001-38307

AGM GROUP HOLDINGS INC.

(Translation of registrant’s name into English)

c/o Creative Consultants (Hong Kong) Limited

Room 1502-3 15/F., Connaught Commercial Building, 185 Wanchai Road

Wanchai, Hong Kong

+86-010-65020507 – telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, par value $0.001	AGMH	Nasdaq Capital Market

On December 31, 2021, at 10:00 AM Beijing Time (10:00 PM ET on December 30, 2021), AGM Group Holdings Inc. (the “Company”) held its 2021 annual meeting of shareholders (the “Annual Meeting”). Holders of 16,303,856 Class A ordinary shares and 2,100,000 Class B ordinary shares of the Company were present in person or by proxy at the Annual Meeting, representing approximately 76.34% and 100% of the total Class A ordinary shares and Class B ordinary shares outstanding as of the record date of November 4, 2021, and therefore constituting a quorum. The final results for the votes regarding each proposal are set forth below.

1.	To elect five directors to serve until the next annual meeting of stockholders or until their respective successors have been duly elected and qualified or until his or her earlier resignation, removal or death.

	FOR	WITHHELD
CHENJUN LI	26,799,629	4,227
WENJIE TANG	26,803,492	364
FANGJIE WANG	26,803,492	364
JIALIN LIU	26,803,492	364
JING SHI	26,803,492	364

Accordingly, each such person has been duly elected as a Director to hold such office until the 2022 Annual Meeting of Shareholders or until his or her successor is elected and shall qualify.

2.	To ratify JLKZ CPA LLP, Inc. to serve as the independent registered public accounting firm of the Company for the fiscal year ended December 31, 2021.

FOR	AGAINST	ABSTAIN/WITHHELD
26,803,709	147	0

Accordingly, JLKZ CPA LLP has been ratified to serve as the independent registered public accounting firm of the Company for the fiscal year ended December 31, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 5, 2022	RETO ECO-SOLUTIONS, INC.

	By:	/s/ Wenjie Tang
	Name:	Wenjie Tang
	Title:	Co-Chief Executive Officer and Director

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